UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Information to Be Included in Statements Filed Pursuant
to Rule 13d-1(a)and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
Amendment No. 4

NEULION, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64128J101

(CUSIP Number)

Roy E. Reichbach, Esq.
NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
(516) 622-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   64128J 101

1.	Names of Reporting Persons: Charles B. Wang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	35,132,984 (1)(2)

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	35,132,984 (1)(2)

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,132,984(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 21.4%

14.	Type of Reporting Person (See Instructions): IN

(1) Consists of (i) 5,889,044 shares of common stock (the “Common Stock”) held directly by Mr. Wang, (ii) 256,040 shares of Common Stock held indirectly by two trusts for the benefit of Mr. Wang’s grandchildren for which Mr. Wang is the trustee, (iii) 27,820,650 shares of Common Stock held by AvantaLion LLC, and (iv) 1,167,250 shares of Common Stock underlying warrants held by Mr. Wang.  AvantaLion LLC is a Delaware limited liability company controlled by Mr. Wang.  This number does not include (a) 39,160,894 shares of Common Stock held directly by Nancy Li, Mr. Wang’s spouse, (b) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms Li’s children for which Ms. Li is the trustee, (c) 825,000 shares of Common Stock underlying options held by Ms. Li, (d) 7,341,715 shares of Common Stock underlying Class 3 Preference Shares (assuming a 1:1 conversion) owned by JK&B Capital V Special Opportunity Fund, L.P. (“JK&B Special Opp.”), a limited partnership in which Mr. Wang has an 86% pecuniary interest (in the aggregate, Mr. Wang has a pecuniary interest in 6,313,875 of the Class 3 Preference Shares) and (e) 4,692,274 shares of Common Stock underlying Class 4 Preference Shares (assuming a 1:1 conversion) owned by JK&B Special Opp. (in the aggregate, Mr. Wang has a pecuniary interest in 4,035,356 of the Class 4 Preference Shares owned by JK&B Special Opp.).  Mr. Wang does not have voting or dispositive power over the securities owned by Ms. Li or JK&B Special Opp.  Mr. Wang disclaims beneficial ownership of all securities held by Ms. Li and JK&B Special Opp., and this report shall not be construed as an admission that Mr. Wang is the beneficial owner of such securities for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(2) The voting of the Common Stock is subject to the Voting Trust Agreement described below.

CUSIP No.   64128J 101

ITEM 1.           SECURITY AND ISSUER

This Schedule 13D/A relates to common stock, $0.01 par value (the “Common Stock”) of NeuLion, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1600 Old Country Road, Plainview, New York  11803.

ITEM 2.           IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D/A is being filed by Charles B. Wang.

(b)	Residence or Business Address:

The business address of Mr. Wang is c/o NeuLion, Inc. 1600 Old Country Road, Plainview, New York  11803.

(c)	Present Principal Occupation or Employment:

Mr. Wang has been the Chairman of the Board of the Issuer since October 2008.  Mr. Wang has also been the owner of the New York Islanders of the National Hockey League since July 2000 and is a real estate developer.

(d)	Criminal Convictions:

During the last five years, Mr. Wang has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, Mr. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Wang is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Schedule 13D/A is being filed to reflect that, on September 25, 2012, the Issuer entered into individual Subscription Agreements (the “Subscription Agreements”) with certain accredited investors (the “Purchasers”) pursuant to which the Issuer sold to the Purchasers an aggregate of 22,782,674 units at CDN$0.20 each (the “Units”), with each Unit consisting of one share of Common Stock and one-half of one common stock purchase warrant (“Warrant”) and each full Warrant entitling the holder thereof to purchase one share of Common Stock at US$0.30 for thirty (30) months following closing (the “Offering”). Mr. Wang purchased 2,334,500 Units in the Offering for CDN$466,900 and loaned the Issuer CDN$533,100 (evidenced by a convertible note).  Upon receipt of stockholder approval, all outstanding principal and any accrued and unpaid interest owing on the convertible note will automatically convert into shares of Common Stock at a rate of US$0.20 per share (the “Conversion Shares”) and the number of Warrants equal to one-half of the number of Conversion Shares.  If stockholder approval is not received, all principal and interest (calculated (but not compounded) daily and payable in arrears at a rate of 6% per annum) will be paid on the maturity date, September 25, 2013.

CUSIP No.   64128J 101

ITEM 4.           PURPOSE OF TRANSACTION

The information included in Item 3 above is hereby incorporated herein by reference.

Other than pursuant to his activities as a director of the Company, Mr. Wang does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of September 25, 2012, Mr. Wang beneficially owned (i) 5,889,044 shares of Common Stock held directly, (ii) 256,040 shares of Common Stock held indirectly by two trusts for the benefit of Mr. Wang’s grandchildren for which Mr. Wang is the trustee, (iii) 27,820,650 shares of Common Stock held by AvantaLion, and (iv) 1,167,250 shares of Common Stock underlying warrants representing 21.4% of the total issued and outstanding Common Stock, based on 163,967,084 shares of Common Stock issued and outstanding as of September 25, 2012.  Mr. Wang disclaims beneficial ownership of all securities held by Ms. Li and JK&B Special Opp., and this report shall not be construed as an admission that Mr. Wang is the beneficial owner of such securities for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	Power to Vote and Dispose of the Issuer Shares:

Subject to the disclosure regarding the Voting Trust Agreement below, Mr. Wang has sole voting and dispositive power over the 5,889,044 shares of Common Stock held directly by him, 256,040 shares of Common Stock held indirectly by two trusts for the benefit of Mr. Wang’s grandchildren for which Mr. Wang is the trustee, 27,820,650 shares of Common Stock held by AvantaLion and 1,167,250 shares of Common Stock underlying warrants.

AvantaLion, Mr. Wang and Ms. Li are parties to a Voting Trust Agreement dated October 20, 2008 (the “Voting Trust Agreement”) pursuant to which all shares of Common Stock directly or indirectly controlled by them were deposited with Computershare Investor Services Inc. so that shares of Common Stock controlled by AvantaLion, Mr. Wang and Ms. Li representing more than 9.9% of the total issued and outstanding shares of Common Stock may not be voted in relation to:

•	the election of directors;

•	any matters related to security-based compensation; and

•
any other matters which may change the governance structure of NeuLion as disclosed in the management information circular dated September 4, 2008 relating to the shareholder approval of the business combination of the entities then known as JumpTV Inc. and NeuLion, Inc.

The voting restriction does not apply to any arm’s-length transferee of any of the shares of Common Stock held by AvantaLion, Mr. Wang or Ms. Li.  The Voting Trust Agreement will terminate on the first to occur of:

•	five years from October 20, 2008;

•	the date when the Common Stock ceases to be listed and posted for trading on the TSX; and

•	the date that AvantaLion, Mr. Wang and Ms. Li no longer own any shares of Common Stock.

(c)	Transactions Effected During the Past 60 Days:

Mr. Wang has not effected any transactions in the Common Stock during the past 60 days, except as set forth herein.

CUSIP No.   64128J 101

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not applicable.

ITEM 6.                 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information included in Items 3 and 5(b) above is hereby incorporated herein by reference.

Other than the arrangements described under this Schedule 13D/A, Mr. Wang has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS

1.
Share Exchange Agreement dated as of August 12, 2010 by and among the NeuLion, Inc., TransVideo International Inc. and AvantaLion LLC, Wang Yunchuan, Hao Jingfang, Wang Qi, Tan Zhongjun, Wang Xiaohong, Shu Wei and Zhao Yun*

2.	Voting Trust Agreement dated as of October 20, 2008 among Charles B. Wang, Nancy Li, AvantaLion LLC, Jianbing Duan, Computershare Trust Company of Canada, and the Issuer.**

*	Incorporated by reference to exhibits filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 18, 2010.

**	Incorporated by reference to exhibits filed with the Issuer’s Registration Statement on Form 10 filed with the SEC on April 9, 2010.

CUSIP No.   64128J 101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2012
(Date)

/s/ Charles B. Wang
(Signature)

Charles B. Wang
(Name)